SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
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                                 SCHEDULE 14D-9
                   Solicitation/Recommendation Statement under
             Section 14(d)(4) of the Securities Exchange Act of 1934

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         Meridian Healthcare Growth and Income Fund Limited Partnership
                            (Name of Subject Company)

         Meridian Healthcare Growth and Income Fund Limited Partnership
                      (Name of Person(s) Filing Statement)

                 Assignee Units of Limited Partnership Interest
                         (Title of Class of Securities)

                                      None
                      (Cusip Number of Class of Securities)


 John M. Prugh                            with a copy to:
 Brown Healthcare, Inc.                   John B. Watkins, Esq.
 c/o Alex Brown Realty, Inc.              Wilmer Cutler Pickering
 300 East Lombard Street                  Hale and Dorr LLP
 Suite 1200                               100 Light Street, Suite 1300
 Baltimore, Maryland 21202                Baltimore, Maryland 21202
 (410) 727-4083                           (410) 986-2800

                  (Name, address and telephone number of person
               authorized to receive notice and communications on
                    behalf of the person(s) filing statement)


[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.           Subject Company Information

                  The name of the subject company is Meridian Healthcare Growth and Income Fund Limited Partnership (the "Fund"). The address of the principal executive offices of the Fund is 300 East Lombard Street, Suite 1200, Baltimore, Maryland 21202 and the telephone number is 410-727-4083.

                  The title of the class of equity securities to which this
Schedule 14D-9 relates are assignee units of limited partnership interests in the Fund ("Units"). There were 1,540,000 Units outstanding as of December 31, 2004.

Item 2.           Identity and Background of Filing Person

                  The filing person is the subject company, the Fund, whose name, business address and business telephone number are set forth in Item 1 above.

                  This statement relates to the offer by certain entities (collectively, the "Offeror") controlled by MacKenzie Patterson Fuller, Inc. ("MPF") to purchase for cash up to 308,000 units at a purchase price of $16 per unit upon the terms and subject to the conditions set forth in the Offeror's Offer to Purchase, dated March 7, 2005 and related Letter of Transmittal and Form Letter to Unit holders dated March 7, 2005 (collectively as each may be amended and supplemented from time to time, the "Tender Offer"). The Tender Offer is described in a Tender Offer Statement on Schedule TO (as amended and supplemented from time to time, the "Schedule TO"), which was filed with the SEC on March 7, 2005. As set forth in the Schedule TO, the address of the Offeror is MacKenzie Patterson Fuller, Inc., 1640 School Street, Moraga, California 94556,
Attn: Christine Simpson.

Item 3.           Past Contacts, Transactions, Negotiations and Agreements

                  To the knowledge of the Fund, as of the date of this statement, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Fund or its affiliates and the Offeror, its executive officers, directors or affiliates.

Item 4.           The Solicitation or Recommendation

                  The Fund's Administrative General Partner, Brown Healthcare, Inc., and its Development General Partner, Meridian Healthcare Investments, Inc. (collectively, the "General Partners"), recommend that holders of the Fund's Units ("Unitholders")reject the Tender Offer and not tender their Units pursuant to the Tender Offer.

                  This Tender Offer appears to be part of a trend among certain investor groups whose objective is to acquire interests in public real estate limited partnerships. By making purchase offers at prices below the partnership's liquidation value these groups seek to acquire partnership interests in public real estate limited partnerships at discounted prices.

                  The General Partners believe this offer is being made as a result of the Public announcement that the Fund entered into an Asset Purchase Agreement dated as of February 11, 2005 (the "Purchase Agreement") with FC Properties VI, LLC, a Delaware limited liability company (the "Purchaser) to sell all or substantially all of the real property and other assets owned by each of the seven limited partnerships, each of which owns and operates a single skilled nursing facility (the "Facilities"), of which the Fund owns a 98.99% limited partnership interest (the "Sale"). The Sale is contingent upon completion of the due diligence by the Purchaser and the consent by the holders of a majority of the Fund's Units. The General Partners believe the contemplated sale for $50,000,000 under the terms of the Purchase Agreement would yield a cash distribution to the Unitholders of approximately $20 per Unit and, if all the contingencies pursuant to the Purchase Agreement are satisfied, the Sale may be consummated by the end of the second quarter of 2005.

                  The General Partners believe that the Tender Offer price of $16 per Unit reflects an undervaluation of the assets of the Fund based upon the net sales proceeds expected to be available for distribution to the Unitholders.

                  The Fund was formed in 1987 and raised an initial capital investment of $38,500,000 by selling 1,540,000 units of interest in the Fund at $25 per Unit. The Fund owns a 98.99% limited partnership interest in each of the seven limited partnerships that each own and operate a skilled nursing facility. Four of the nursing facilities are located in Maryland, two in North Carolina and one in New Jersey.

                  The Fund's General Partners regularly review values and market conditions for the Facilities. In making the determination to approve the Purchase Agreement and Sale, the General Partners identified and considered a number of factors which weighed in favor of the acceptance of the Purchase Agreement and approval of the Sale, including the following:

                  1. The General Partners believe that the aggregate gross purchase price for the Fund's properties of $50,000,000 represents an attractive sales price for the Facilities, given due consideration to the financial condition, results of operations, business and prospects of the Fund, and particularly in light of the current economic and regulatory environments.

                  2. The average age of the Fund's Facilities is 27 years. A sale at this time will avoid capital improvements required at the Facilities, which would have an adverse impact on the Fund's ability to maintain or increase distributions to the Unitholders.

                   3. Federal and state budgetary pressures with respect to government funded programs such as Medicaid and Medicare, which represent significant portions of the Facilities revenues, create uncertainty regarding future revenue funding levels. It is not possible to quantify the potential of these current economic and regulatory initiatives on the Facilities and accordingly, there can be no assurances that the impact of these changes or any future healthcare legislation will not adversely affect the Facilities' operations.

                  4. The fact that although there is no established trading market for the Units, the expected per Unit consideration as a result of the Purchase Agreement and Sale significantly exceeds the prices that have been paid in the limited secondary market during the past two years.

                  5. The Fund will not pay a broker commission pursuant to the existing Purchase Agreement and Sale and, as a result, the cost of selling the Facilities is low compared to similar transactions with broker involvement.

                  Accordingly, the General Partners believe that the purchase price of $16 per Unit pursuant to the Tender Offer is significantly below the value of each Unit based upon the net sales proceeds expected to be available for distribution to the Unitholders and therefore, acceptance of this offer is not in the best interests of Unitholders.

                  The Fund and, to the Fund's knowledge after reasonable inquiry, each of the Fund's general partners, executive officers and affiliates, do not intend to tender and sell, but intend to hold the Units that are held of record and beneficially by such persons and to vote such Units to approve the Sale and liquidation of the Fund.

Item 5.           Persons/Assets, Retained, Employed, Compensated or Used

                  The Fund has not employed, retained or compensated, directly or indirectly, and does not plan to employ, retain or compensate, directly or indirectly, any person(s) to make recommendations in connection with the Tender Offer.

Item 6.           Interest in Securities of the Subject Company

                  No transactions in the Units of the Fund have been effected during the past 60 days by the Fund or to the knowledge of the Fund, by any executive officer, director, partner, affiliate or subsidiary of the Fund.

Item 7.           Purposes of the Transaction and Plans or Proposals

                  The Fund is not undertaking or engaged in any negotiations in response to the Tender Offer that relate to: (i) a tender offer or other acquisition of the Fund's securities by the Fund, its subsidiaries or any other person; (ii) any extraordinary transactions, such as a merger, reorganization or liquidation, involving the Fund or any of its subsidiaries; (iii) any purchase, sale or transfer of a material amount of the assets of the Fund or any of its subsidiaries; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Fund.

                  There are no transactions, agreements in principle, signed contracts or board resolutions in response to the Tender Offer that relate to one or more of the events referred to in the preceding paragraph.

                  Prior to the date of the Tender Offer the Fund entered into the Purchase Agreement described in response to Item 4, above, pursuant to which the Fund intends to sell all or substantially all of its assets.

Item 8.           Additional Information

                  The statements included or incorporated by reference in this document relating to matters that are not historical facts may be deemed to be "forward-looking statements" within the meaning of the federal securities laws.

                  Forward-looking statements may be characterized by terminology such as "believe," "anticipate," "should," "intend," "plan," "will," "expected," "estimated," "projects," "positioned," "strategy," and similar expressions. These statements are based on assumptions and assessments made by the General Partners in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate and involve risks and uncertainties relating to the occurrence of future events. These forward-looking statements are subject to a number of factors that could cause actual results to differ from those mentioned herein, including but not limited to the following:

o that the closing of the sale of the Facilities pursuant to the terms and conditions of the Purchase Agreement may not occur;

o that the amount of the net sales proceeds from the sale of the Facilities ultimately available for distribution to Unitholders is not assured;

o that the consent of the holders of a majority of the Fund's Units to the sale of the Facilities and the liquidation of the Fund may not be obtained;

o that the demand for or regulation of the type of skilled nursing services provided by the Facilities may change in a way that adversely affects the value of the Facilities, and;

o that other factors that affect the skilled nursing facility business generally including, but not limited to, economic, political, governmental and technological factors affecting the Fund's operations, markets, products, services and prices may change in a way that adversely affects the Fund.

                  Any such forward-looking statements are not guarantees of future performance and actual results, developments and business decisions may differ materially from those envisaged by such forward-looking statements. Although the Fund believes that the expectations reflected in such forward-looking statements are reasonable, it cannot give any assurances that these expectations will ultimately prove to be correct. Other risks and uncertainties concerning the Fund's performance are set forth in reports and documents filed by the Fund with the Securities and Exchange Commission from time to time.

Item 9.           Exhibits

 Exhibit No.   Description

   (a)(1)        Offer to Purchase dated March 7, 2005  (1)
   (a)(2)        Letter of Transmittal  (1)
   (a)(3)        Form of letter to unit holders from MPF dated March 7, 2005 (1)
   (a)(4)        Letter to unit holders from Robert L. Huether,  Asset
                 Manager of The Fund, dated March 14, 2005  *
----------------------
(1) Incorporated by reference to Tender Offer Statement on Schedule TO filed with the SEC on March 7, 2005.
 *  Included with the statement mailed to unit holders.


Signatures. After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                          MERIDIAN HEALTHCARE GROWTH AND INCOME
                          LIMITED PARTNERSHIP

                          By:      Brown    Healthcare, Inc.,
                                   its Administrative General Partner

                          By: /s/ Timothy M. Gisriel_______
                                   Name:    Timothy M. Gisriel
                                   Title:   Treasurer

                                   Date:    March 14, 2005

                                 Exhibit (a) (4)

                  Letter to unit holders from Robert L Huether,
                 Asset Manager of Meridian, dated March 14, 2005

                                 March 14, 2005

Dear Investor:

         On March 7, 2005, Meridian Healthcare Growth and Income Fund Limited Partnership (the "Fund") received a copy of a Tender Offer Statement on Schedule TO, filed with the SEC on March 7, 2005, relating to a tender offer from certain entities controlled by MacKenzie Patterson Fuller, Inc. to purchase for cash up to 308,000 assignee units of limited partnership interests in the Fund at a purchase price of $16 per unit.

         Pursuant to the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, the Fund is required to inform you of its position, if any, with respect to this tender offer.

         The Fund's Administrative General Partner and Development General Partner (collectively, the General Partners) recommend that you reject the tender offer and not tender your units.

         As outlined in our February 23, 2005 letter to investors, the Fund has entered into an Asset Purchase Agreement to sell the Fund's seven nursing center facilities. The purchase price per the Agreement is $50,000,000. Under the terms of the Agreement and assuming the consent of the holders of a majority of the Fund's units, the General Partners expect the sale to close by the end of the second quarter of 2005 and expect the sale to result in distributable proceeds of approximately $20 per original $25 investment unit. While there can be no assurance that the sale will close, the General Partners believe that the tender offer, at a purchase price of $16 per unit, is significantly below the current value of each unit based upon the net sales proceeds expected to be available for distribution to the unit holders and accordingly, acceptance of this offer is not in your best interest.

         Enclosed herewith is a copy of our Solicitation/Recommendation Statement on Schedule 14D-9, filed with the SEC on March 14, 2005, which contains a more detailed explanation of our recommendation with respect to the tender offer and other important information related to the tender offer. We urge you to read the enclosed material carefully.

         Investors should expect to receive a Consent Solicitation Statement and Consent Form near the end of March 2005 which will outline the final terms and conditions of the sale. Please give this Consent Form your immediate attention when received.

         Should you have any questions, please contact the undersigned at (410) 727-4083.

Sincerely,


Robert L. Huether
Asset Manager

Enclosure